Exhibit 99.1

NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC TO CORRECT CLASSIFICATION OF UPFRONT PAYMENTS TO CUSTOMERS IN CONSOLIDATED STATEMENTS OF CASH FLOWS

CHANGE IN CLASSIFICATION WILL HAVE NO IMPACT ON PREVIOUSLY REPORTED PROFITABILTY AND NON-GAAP LIQUIDITY MEASURES

London, UK -  February 13, 2018 — International Game Technology PLC (“IGT”) (NYSE:IGT) today reported that it would correct the classification of upfront payments to customers in its Consolidated Statements of Cash Flows in its Form 20-F for the fiscal year ended December 31, 2017. The change primarily relates to amounts paid in connection with the Italian Lotto Concession in 2016 and will be made as a result of discussions with the U.S. Securities and Exchange Commission (the “SEC”), as reported in a Form 6-K furnished with the SEC on November 14, 2017. These significant upfront payments have been consistently and separately disclosed in the Company’s historic financial statements as an investing cash outflow and will now be included as an operating cash outflow.

The change in classification will have no impact on previously reported profitability and non-GAAP liquidity measures, such as Free Cash Flow, Adjusted EBITDA, and Net Debt. In addition to this change, the Consolidated Statements of Cash Flows will be corrected to reflect other immaterial accounting adjustments.

The Company also filed a Form 6-K with the SEC. Please refer to that filing for additional information on these changes.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Interactive and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has over 12,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2016 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in its entirety by this cautionary statement.

Contact:

Robert K. Vincent, Corporate Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452

James Hurley, Investor Relations, +1 (401) 392-7190

Simone Cantagallo, +39 06 51899030; for Italian media inquiries